UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Decision on Disposal of Treasury Shares

On January 25, 2024, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s disposal of treasury shares for the purpose of granting shares as bonus payment to its officers and employees.

1. Number of Treasury Shares to be Disposed		Common shares	498,135

		Preferred shares	—

2. Price of the Treasury Shares to be Disposed (Won)		Common shares	49,200
		Preferred shares	—

3. Estimated Aggregate Disposal Value (Won)		Common shares	24,508,242,000
		Preferred shares	—

4. Disposal Period		From	January 29, 2024
		To	February 29, 2024

5. Purpose of Disposal			Grant of shares as bonus payment

6. Method of Disposal			Over-the-counter

7. Investment Brokerage Agent			Hana Securities Co., Ltd.

8. Treasury Shares Held Before Disposal	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	6,450,414	Percentage of shares (%)	2.95
		Preferred shares	—	Percentage of shares (%)	—
	Other Acquisition	Common shares	—	Percentage of shares (%)	—
		Preferred shares	—	Percentage of shares (%)	—

9. Date of Resolution by the Board of Directors			January 25, 2024

- Attendance of Outside Directors			Present: 5; Absent: 0

- Attendance of Auditors (Audit Committee Members who are not Outside Directors)			—

10. Maximum Daily Sale Order		Common shares	—
		Preferred shares	—

11. Other Matters Relating to an Investment Decision

•	Items 1, 2 and 3 above are based on the closing price on January 24, 2024, the day before the date of the resolution by the board of directors.

•	The actual number, price and aggregate value of the treasury shares to be disposed may change as of the date of disposal.

•

In connection with Item 5 above, the purpose of the disposal is to grant 498,135 common shares to 1,743 officers and employees through the Company’s stock ownership program for its officers and employees, pursuant to which participants can receive portions of their bonus payments in the form of shares with equivalent value (which shares are distributed by the Company out of treasury shares). The number of shares granted to each participant varies depending on factors such as the number of shares requested for by such participant.

•

In connection with Item 6 above, the disposal will be implemented by the transfer of shares from the Company’s securities account for treasury shares to the securities account of the officer or employee to whom the shares are granted as bonus payment.

[Treasury Shares Held Prior to Decision on Disposal of Treasury Shares]

(Unit: shares)

Method of acquisition			Type of shares	Beginning	Change			End	Notes
					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker(1)	Common shares	6,090,410	—	—	—	6,090,410	—
			Preferred shares	—	—	—	—	—	—
		Held by Company	Common shares	360,004	—	—	—	360,004	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	6,450,414	—	—	—	6,450,414	—
			Preferred shares	—	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
Total (a+b+c)			Common shares	6,450,414	—	—	—	6,450,414	—
			Preferred shares	—	—	—	—	—	—

(1)

Refers to the number of treasury shares held pursuant to the share repurchase agreement entered into between the Company and SK Securities Co., Ltd. with a term from July 27, 2023 to January 26, 2024, as further described in the Form 6-K entitled “Decision to Enter into Share Repurchase Agreement” furnished by the Company on July 27, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: January 25, 2024